AMENDMENT NO. 3 TO SCHEDULE 13D


                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

SCHEDULE 13D

Amendment No. 3

                       MDL Information Systems, Inc.
                             (Name of Issuer)

                      Common Stock - $.01 par value
                        (Title of Class of Securities)

                                55267R102
                             (CUSIP Number)

                     Paul N. Roth, Esq. (212) 756-2450
         Schulte Roth & Zabel LLP, 900 Third Avenue, New York, New York 10022 (Name, Address and Telephone Number of Person Authorized to Receive
                    Notices and Communications)

                              March 26, 1997
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box __.

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                                            Page 2 of 10 Pages
SCHEDULE 13D/A

CUSIP No.  55267R102

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     CHARTER OAK PARTNERS
------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a)  [ ]
    (b)  [X]
------------------------------------------------------------------------------
3.  SEC USE ONLY

------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
          WC
------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)
    [  ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
                CONNECTICUT
------------------------------------------------------------------------------
                   7.  SOLE VOTING POWER
  NUMBER OF                   0
    SHARES         -----------------------------------------------------------
 BENEFICIALLY      8.  SHARED VOTING POWER
   OWNED BY                   0
     EACH          -----------------------------------------------------------
   REPORTING       9.  SOLE DISPOSITIVE POWER
    PERSON                    0
     WITH          -----------------------------------------------------------
                  10.  SHARED DISPOSITIVE POWER
                              0
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              0
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [  ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                              0.0%
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
                              PN
------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                            Page 3 of 10 Pages
SCHEDULE 13D/A

CUSIP No.  55267R102

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    HSMC PARTNERS
------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a)  [ ]
    (b)  [X]
------------------------------------------------------------------------------
3.  SEC USE ONLY

------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
         WC
------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)
    [  ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
                 CONNECTICUT
------------------------------------------------------------------------------
                   7.  SOLE VOTING POWER
  NUMBER OF                     0
    SHARES         -----------------------------------------------------------
 BENEFICIALLY      8.  SHARED VOTING POWER
   OWNED BY                     0
     EACH          -----------------------------------------------------------
   REPORTING       9.  SOLE DISPOSITIVE POWER
    PERSON                      0
     WITH          -----------------------------------------------------------
                  10.  SHARED DISPOSITIVE POWER
                                0
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                0
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [  ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                0.0%
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
                                PN
------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                                            Page 4 of 10 Pages

13D/A
Item 1.  Security and Issuer.

          This Amendment No. 3 amends and restates the statement on Schedule 13D which was filed on August 4, 1993 by the undersigned, amended by Amendment No. 1 on September 20, 1995 and further amended by Amendment No.
2 on December 15, 1995 (as amended, the "Schedule 13D") with respect to the common stock, par value $.01 per share (the "Common Stock"), issued by MDL Information Systems, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 14600 Catalina Street, San Leandro, California 94577.

Item 2.  Identity and Background.

         (a) This statement is filed by Charter Oak Partners, a Connecticut limited partnership ("Charter Oak"), and HSMC Partners, a Connecticut limited partnership ("HSMC"). The general partners of Charter Oak are Fine Partners, L.P., Robert Jaffee and Deborah J. Ziskin (such persons being sometimes hereinafter referred to as the "General Partners"). Fine Partners, L.P. is the Managing Partner of Charter Oak. The general partner of Fine Partners, L.P. is Jerrold N. Fine. The general partner of HSMC is Jerrold N. Fine.

          (b) The principal office of Charter Oak, and the business address of the General Partners, is 10 Wright Street, Building B, Westport, Connecticut 06880. The address of HSMC is the same as that of Charter Oak.

          (c) The principal business of Charter Oak is that of a private investment partnership. The principal occupations of the General Partners are as general partners of Charter Oak. The principal business of HSMC is that of a private investment partnership.

          (d) None of Charter Oak, HSMC or any of the General Partners has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) None of Charter Oak, HSMC or any of the General Partners has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) The Individual General Partners are United States citizens. Both Charter Oak and HSMC are Connecticut limited partnerships. Fine Partners, L.P. is a Delaware limited partnership.

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                                                            Page 5 of 10 Pages

Item 3.  Source and Amount of Funds or Other Considerations

          The total purchase price (including commissions) of the shares of Common Stock that had been held by Charter Oak but were disposed of on March 26, 1997 to cover its "short-against-the-box" position is approximately $7,712,500.

           The shares of Common Stock purchased by Charter Oak were purchased with Charter Oak's capital.

          The total purchase price (including commissions) of the shares of Common Stock that had been held by HSMC is approximately $279,627.85.

          The shares of Common Stock purchased by HSMC were purchased with HSMC's capital.

Item 4.  Purpose of Transaction.

          The purpose of the acquisition of the shares of Common Stock by Charter Oak and HSMC was to establish a portfolio position.



Item 5.  Interest in Securities of the Issuer.

          (a) The approximate aggregate percentage of shares of Common Stock reported beneficially owned by each person herein is based upon 8,760,806 shares outstanding, which is the total number of shares of Common Stock outstanding as of February 4, 1997, as reflected in the Company's quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the "Commission") for the fiscal quarter ended December 31, 1996 (which is the most recent Form 10-Q on file).








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                                                           Page 6 of 10 Pages

          As of the close of business on March 26, 1997:

          (i) Charter Oak owns no shares of Common Stock. As of the date of the initial filing of Schedule 13D, Charter Oak owned 700,000 shares of Common Stock which at that time constituted approximately 8.5% of the shares outstanding.

          (ii) (A) The General Partners of Charter Oak own no shares of Common Stock directly.

          (B) By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, each of the General Partners of Charter Oak and Jerrold
N. Fine may be deemed to have owned beneficially the 700,000 shares of Common Stock that were owned by Charter Oak.

          (iii) HSMC owns no shares of Common Stock. As of the date of the initial filing of Schedule 13D, HSMC owned 25,000 shares of Common Stock which at that time constituted 0.3% of the shares outstanding. The shares of Common Stock owned by HSMC are not included in the aggregate number of shares owned by Charter Oak set forth in paragraph (i) above, and Charter Oak expressly disclaims beneficial ownership of such shares.

          (iv) By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, Mr. Fine may be deemed to have owned beneficially the 25,000 shares of Common Stock that were owned by HSMC.

          (b) (i) Charter Oak had the sole power to vote and dispose of the shares of Common Stock owned by it, which power was exercisable by Fine Partners, L.P., as its Managing Partner.

          (ii) HSMC had sole power to vote and dispose of the shares owned by it, which power was exercisable by Mr. Fine as its Managing Partner.

          (c) Transactions in the shares of Common Stock by Charter Oak from the 60th day prior to March 26, 1997 up to and including March 26, 1977 are as follows: On March 26, 1997 Charter Oak delivered 700,000 shares to cover its "short-against-the-box" positions. See Schedule A for the history of such short sales.


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                                                           Page 7 of 10 Pages



          There were no transactions in the shares of Common Stock by HSMC during the past sixty days since HSMC disposed of its shares in September 1996.

          (d)  Not applicable.

          (e) As of March 26, 1997, when the Reporting Persons delivered 700,000 shares of Common Stock held by Charter Oak in order to cover its "short-against-the-box" position, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Company's Common Stock.

Item. 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof or between such persons and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, other than the Joint Filing Agreement attached as Exhibit 1 hereto.

Item 7.  Material to be Filed as Exhibits.

         The following exhibit is being filed with this Schedule:

         Exhibit 1: A written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) of the Act.

                                                           Page 8 of 10 Pages

                                     SIGNATURES

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  April 2, 1997             CHARTER OAK PARTNERS


                                    /s/ Robert Jaffee
                                       Robert Jaffee, as General Partner
                                         of Charter Oak Partners

                                   HSMC PARTNERS



                                    /s/ Jerrold N. Fine
                                       Jerrold N. Fine, as General Partner
                                         of HSMC Partners

                                                           Page 9 of 10 Pages

SCHEDULE A

CHARTER OAK PARTNERS




                                NO. OF SHARES
                                  SOLD SHORT                  PRICE PER
TRANSACTION DATE                AGAINST THE BOX                 SHARE

06/21/95                         (50,000)                      $14.6250
06/22/95                         (25,000)                      $14.7500
09/13/95                        (100,000)                      $18.0000
09/18/95                         (25,000)                      $17.8750
11/20/95                         (25,000)                      $22.3750
11/20/95                         (20,000)                      $22.1250
12/06/95                         (25,000)                      $25.7500
12/13/95                        (130,000)                      $23.1250
04/23/96                          (7,500)                      $28.5833
05/17/96                         (32,500)                      $30.3750
05/22/96                         (20,000)                      $31.0547
05/28/96                         (20,000)                      $31.7500
05/28/96                         (20,000)                      $31.7500
06/19/96                         (25,000)                      $28.8750
06/28/96                         (10,000)                      $29.6250
07/01/96                         (15,000)                      $30.3330
07/02/96                         (35,000)                      $30.8750
07/16/96                         (35,000)                      $27.0000
07/23/96                         (80,000)                      $26.8750


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